UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2016

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On May 31, 2016, Galmed Pharmaceuticals Ltd. (the “Company”) entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co., as agent (“Cantor”), pursuant to which the Company may offer and sell, from time to time through Cantor, ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), having an aggregate offering price of up to $16.0 million (the “Shares”). Any Shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-203133) and the related prospectus previously declared effective by the Securities and Exchange Commission (the “SEC”) on July 1, 2015 (the “Registration Statement”), as supplemented by a prospectus supplement, dated May 31, 2016, which the Company will file with the SEC pursuant to Rule 424(b)(5) under the Securities Act.

Under the Sales Agreement, Cantor may sell Shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on the NASDAQ Capital Market, on any other existing trading market for the Ordinary Shares or to or through a market maker. In addition, under the Sales Agreement, Cantor may sell the Shares by any other method permitted by law, including in negotiated transactions, subject to the Company’s prior written consent. The Company may instruct Cantor not to sell Shares if the sales cannot be effected at or above the price designated by the Company from time to time.

The Company is not obligated to make any sales of Shares under the Sales Agreement, and if it elects to make any sales, the Company can set a minimum sales price for the Shares. The offering of Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) the sale of all of the Shares subject to the Sales Agreement, (ii) the termination of the Sales Agreement by Cantor or the Company, as permitted therein, or (iii) the third anniversary of the date of the Sales Agreement.

The Company will pay Cantor a fixed commission rate of 3.0% of the aggregate gross proceeds from each sale of Shares and has agreed to provide Cantor with customary indemnification and contribution rights. The Company will also reimburse Cantor for certain specified expenses in connection with entering into the Sales Agreement not to exceed $50,000.

The Company intends to use the net proceeds raised through any “at-the-market” sales for (i) further clinical and pre-clinical development of existing and new programs, (ii) business development related activities and (iii) general corporate purposes.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is furnished herewith as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference.

A copy of the opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Israeli counsel to the Company, relating to the legality of the issuance and sale of the shares pursuant to the Sales Agreement, is attached as Exhibit 5.1 hereto. This opinion is also furnished with reference to, and is hereby incorporated by reference into, the Registration Statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any offer, solicitation, or sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-203133.

Exhibits

The following information is furnished to the SEC as part of this Report on Form 6-K:

EXHIBIT INDEX

Exhibit No.	Description

1.1	Controlled Equity OfferingSM Sales Agreement, dated May 31, 2016, by and between Galmed Pharmaceuticals Ltd. and Cantor Fitzgerald & Co.

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

23.1	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 31, 2016	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer